Exhibit 99.1


                   [LETTERHEAD OF W. P. STEWART & CO., LTD.]

                                                                   PRESS RELEASE

Contact:  Fred M. Ryan
telephone: 441-295-8585

3rd May, 2007
Hamilton, Bermuda




W.P. Stewart & Co., Ltd. Announces First Quarter 2007 Financial Results

      o A loss of $0.04 per share after non-recurring charges of $5.8 million or $0.12 per share (diluted) compared with first quarter 2006 earnings of $0.28 per share (diluted)

      o Cash earnings were $0.14 per share (diluted) after non-recurring charges of $1.6 million or $0.03 per share (diluted) for the first quarter of 2007 compared with $0.32 per share (diluted) in the first quarter of 2006 - see GAAP reconciliation statement below


      W.P. Stewart & Co., Ltd. today reported a net loss of $1.8 million, or $0.04 per share (diluted) and $0.04 per share (basic), for the first quarter ended 31 March 2007. This compares with net income in the first quarter of the prior year of $12.7 million or $0.28 per share (diluted) and $0.28 per share (basic).

      During the first quarter, the Company entered into agreements with certain employees whose employment with the Company terminated in the quarter. In accordance with the terms of these agreements, the Company has incurred one-time, non-recurring cash expenses of approximately $1,600,000 and non-cash charges related to restricted shares of approximately

$4,200,000 in the first quarter of 2007. Combined, these one-time, non-recurring charges equate to approximately $0.12 per share, diluted.

      Cash earnings for the quarter ended 31 March 2007 were $6.4 million, or $0.14 per share (diluted), (net loss of $1.8 million adjusted to include $8.2 million representing non-cash income and expenses consisting of unrealized gains and losses, non-cash compensation, depreciation, amortization and other non-cash charges on a tax-effected basis). In the same quarter of the prior year, cash earnings were $14.5 million, or $0.32 per share (diluted), (net income of $12.7 million adjusted for the inclusion of $1.8 million representing expenses of non-cash compensation, depreciation, amortization and other non-cash charges, on a tax-effected basis).

      Commenting on the results for the quarter, Bill Stewart, Chairman & Chief Executive Officer said: "I indicated in February that we were in a classic turnaround situation and that things could get worse before getting better. Our financial results for this first quarter are disappointing but not entirely surprising and certainly not indicative of where our new management team hopes to take the Company over the next several years. I am optimistic that we are on the right track but there is a lot of hard work yet to do."

      For the first quarter of 2007 there were 45,986,856 common shares outstanding on a weighted average diluted basis compared to 45,941,269 common shares outstanding for the first quarter of 2006 on the same weighted average diluted basis.

      Performance

      Performance in the W.P. Stewart & Co., Ltd. U.S. Equity Composite (the "Composite") for the first quarter of 2007 was -0.7% pre-fee and -1.0% post-fee. This compares with 0.6% for the S&P 500.

      For the twelve month period ending 31 March 2007, performance in the Composite was 6.7%, pre-fee and 5.6%, post-fee. This compares with 11.8% for the S&P 500.

      In each of the three-, five- and ten-year periods ended 31 March 2007, performance of the W.P. Stewart U.S. Equity Composite has exceeded the performance of the S&P 500 on a pre-fee basis. On a post-fee basis, performance exceeded the S&P 500 for the ten-year period ended 31 March 2007 but fell slightly behind on a three- and five-year basis.

      Performance in the W.P. Stewart international portfolio (ex United States) for the first quarter of 2007 was +2.2%, pre-fee, and +1.9% , post-fee, compared to +4.1% for the MSCI

EAFE Index. Performance in the Global portfolio was -0.1%, pre-fee and -0.4%, post-fee, compared to +2.5% for the MSCI World Index.

      Commenting on this first quarter performance, Mark Phelps, Managing Director - Global Investments, said: "Our short-term performance is disappointing but continues to largely reflect the hostile environment for high quality large cap growth stocks in the United States but I do believe that with the continuing strong trend in "look-through" earnings growth and attractive valuations we can look forward to very good returns over the next few years. It is right for us to remain patient and true to our style."

      Preliminary indications are that year-to-date performance as of 30 April for the W.P. Stewart U.S. Equity Composite was +2.7%, pre-fee, and 2.3%, post-fee; for the international portfolio was +4.7%, pre-fee and 4.3%, post-fee, and for the Global portfolio was +4.7%, pre-fee, and 4.3%, post-fee.

      Assets Under Management

      Assets under management (AUM) at quarter-end were approximately $6.4 billion, compared with approximately $8.1 billion at 31 December 2006, and approximately $9.4 billion at 31 March 2006.

      Total net outflows of AUM for the quarter ended 31 March 2007 were approximately $1,663 million, compared with total net outflows of approximately $667 million and approximately $237 million in the fourth quarter and in the first quarter of 2006, respectively.

      In the quarter, net cash outflows from existing accounts were approximately $239 million, compared with net cash outflows of approximately $196 million and approximately $31 million in the fourth quarter and in the first quarter of 2006, respectively.

      Net outflows from our publicly-available funds and flows from new accounts minus closed accounts were approximately $1,424 million for the quarter compared to approximately $471 million and approximately $206 million in the fourth quarter and in the first quarter of 2006, respectively.

      Net flows in April 2007 were negative approximately $255 million.

      Look-Through Earning Power

      W.P. Stewart & Co., Ltd. concentrates its investments in large, generally less cyclical, growing businesses. Throughout most of the Company's history, the growth in earning power behind clients' portfolios has ranged from approximately 11% to 22%, annually. Currently the "look-through" earning power behind our clients' portfolios remains solidly positive with portfolio earnings per share growth on a trailing four quarter basis as at 31 March 2007 expected to have advanced at the high end of the historical range. The Company's research analysts expect "look-through" portfolio earnings growth to be within the 12-15% range over the next few years.

      Revenues and Profitability

      Revenues were $25.9 million for the quarter ended 31 March 2007, compared to $36.2 million for the same quarter 2006.

      The average gross management fee was 1.08%, annualized, for the quarter ended 31 March 2007, compared to 1.14%,annualized, for the same quarter of the prior year. Excluding performance fee based accounts, the average gross management fee was 1.22% for the quarter ended 31 March 2007, compared to 1.27%, annualized, for the same quarter of the prior year.

      Total operating expenses increased approximately $6.6 million, including the non-recurring charges of $5.8 million referenced above to $27.9 million, for the first quarter 2007, from $21.2 million in the same quarter of the prior year.

      The advance in expenses substantially reflects non-cash compensation expense related to the Company's restricted share issuances to employees of approximately $6.8 million for the first quarter of 2007, which includes $4.2 million related to employees whose employment terminated in February 2007. In the first quarter of 2006 these non-cash compensation expenses were $280,000 after adjusting for a reversal of approximately $500,000 related to the forfeiture of previously issued restricted shares. This non-cash compensation expense is included in "employee compensation and benefits".

      We expect non-cash compensation expense related to restricted share grants to be at least $14 million for 2007.

      The Company's provision for taxes resulted in a tax benefit of approximately $100,000 based on a pre-tax loss of $1.9 million for the quarter ended 31 March 2007 compared with a tax provision of approximately $2.3 million based on pre-tax income of $15.0 million in the comparable quarter of the prior year. The provision/benefit for taxes represents the Company's estimate of taxes on the income/loss applicable to all jurisdictions and is calculated at rates equal to the applicable statutory income tax rate in each jurisdiction.

      Other Events

      The Company paid a dividend of $0.23 per common share on 31 January 2007 to shareholders of record as of 17 January 2007 and, further, paid a dividend of $0.15 per common share on 27 April 2007 to shareholders of record as of 13 April 2007. This latter payment reflects a change in the dividend policy which was announced in a press release on 29 March 2007.

      Conference Call

      In conjunction with this first quarter 2007 earnings release, W.P. Stewart & Co., Ltd. will host a conference call on Thursday, 3 May 2007. The conference call will commence promptly at 9:15am (EDT). Those who are interested in participating in the teleconference should dial 1-800-922-9655 (within the United States) or +973-935-2407 (outside the United States). The conference ID is "W.P. Stewart" or "8701547". To listen to the live broadcast of the conference over the Internet, simply visit our website at www.wpstewart.com and click on the Investor Relations tab for a link to the webcast.

      The teleconference will be available for replay from Thursday, 3 May 2007 at 12:00 noon (EDT) through Thursday, 10 May 2007 at 5:00 p.m. (EDT). To access the replay, please dial 1-877-519-4471 (within the United States) or +973-341-3080 (outside the United States). The PIN number for accessing this replay is 8701547.

      You will be able to access a replay of the Internet broadcast through Thursday, 10 May 2007, on the Company's website at http://www.wpstewart.com. The Company will respond to questions submitted by e-mail, following the conference.

      W.P. Stewart & Co., Ltd. is an asset management company that has provided research-intensive equity management services to clients throughout the world since 1975. The Company is headquartered in Hamilton, Bermuda and has additional operations or affiliates in the United States, Europe and Asia.

      The Company's shares are listed for trading on the New York Stock Exchange (NYSE: WPL) and on the Bermuda Stock Exchange (BSX: WPS).

      For more information, please visit the Company's website at http://www.wpstewart.com, or call W.P. Stewart Investor Relations (Fred M. Ryan) at 1-888-695-4092 (toll-free within the United States) or + 441-295-8585 (outside the United States) or e-mail to IRINFO@wpstewart.com.

      Statements made in this release concerning our assumptions, expectations, beliefs, intentions, plans or strategies are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements involve risks and uncertainties that may cause actual results to differ from those expressed or implied in these statements. Such risks and uncertainties include, without limitation, the adverse effect from a decline or volatility in the securities markets, a general downturn in the economy, the effects of economic, financial or political events, a loss of client accounts, inability of the Company to attract or retain qualified personnel, a challenge to our U.S. tax status, competition from other companies, changes in government policy or regulation, a decline in the Company's products' performance, inability of the Company to implement its operating strategy, inability of the Company to manage unforeseen costs and other effects related to legal proceedings or investigations of governmental and self-regulatory organizations, industry capacity and trends, changes in demand for the Company's services, changes in the Company's business strategy or development plans and contingent liabilities. The information in this release is as of the date of this release, and will not be updated as a result of new information or future events or developments.

W.P. Stewart & Co., Ltd.
Unaudited Condensed Consolidated Statements of Operations


                                                          For the Three Months Ended            % Change From
                                              -------------------------------------------    ---------------------------
                                                  Mar.              Dec.         Mar.            Dec.          Mar.
                                                31, 2007        31, 2006       31, 2006        31, 2006     31, 2006
                                              ------------    ------------   ------------    ------------   ------------
   Revenue:
     Fees                                     $ 21,061,944    $ 31,874,280   $ 27,187,308         -33.92%        -22.53%
     Commissions                                 4,459,454       5,686,392      8,260,794         -21.58%        -46.02%
     Realized and unrealized gains/(losses)
        on investments ( 1 )                       (21,201)      2,088,155         41,752        -101.02%       -150.78%
     Interest and other ( 1 )                      440,328         101,107        756,325          335.51%       -41.78%
                                              ------------    ------------   ------------    ------------   ------------
                                                25,940,525      39,749,934     36,246,179         -34.74%        -28.43%
                                              ------------    ------------   ------------    ------------   ------------

   Expenses:
     Employee compensation and benefits         16,149,555      12,900,065      7,738,837           25.19%        108.68%
     Fees paid out                               1,781,660       2,003,373      2,174,908         -11.07%        -18.08%
     Commissions, clearance and trading            787,965       1,159,174      1,642,079         -32.02%        -52.01%
     Research and  administration                3,392,907       3,348,373      3,629,544            1.33%        -6.52%
     Marketing                                   1,564,158       1,753,368      1,711,094         -10.79%         -8.59%
     Depreciation and amortization               1,438,229       1,727,325      1,575,794         -16.74%         -8.73%
     Other operating                             2,737,124       3,093,667      2,762,137         -11.52%         -0.91%
                                              ------------    ------------   ------------    ------------   ------------
                                                27,851,598      25,985,345     21,234,393            7.18%         31.16%
                                              ------------    ------------   ------------    ------------   ------------
   (Loss) / Income before taxes                 (1,911,073)     13,764,589     15,011,786        -113.88%       -112.73%
   Provision for taxes                             (74,295)      2,138,009      2,347,675        -103.47%       -103.16%
                                              ------------    ------------   ------------    ------------   ------------
   Net (loss) / income                        $ (1,836,778)   $ 11,626,580   $ 12,664,111        -115.80%       -114.50%
                                              ============    ============   ============    ============   ============
   Earnings per share:
   Basic earnings per share                   $      (0.04)   $       0.25   $       0.28        -116.00%       -114.29%
                                              ============    ============   ============    ============   ============
   Diluted earnings per share                 $      (0.04)   $       0.25   $       0.28        -116.00%       -114.29%
                                              ============    ============   ============    ============   ============



Note ( 1 ) : Prior period amounts have been revised to reflect presentation consistent with current period reporting.

  W.P. Stewart & Co., Ltd.
  Net Flows of Assets Under Management*



                                                          (in millions)
                                                          -------------
                                                   For the Three Months Ended
                                              ------------------------------------
                                                 Mar.          Dec.        Mar.
                                               31, 2007      31, 2006    31, 2006
                                               ---------    ---------    ---------

   Existing Accounts:
     Contributions                             $      83    $     183    $     329
     Withdrawals                                    (322)        (379)        (360)
                                               ---------    ---------    ---------
   Net Flows of Existing Accounts                   (239)        (196)         (31)
                                               ---------    ---------    ---------

   Publicly Available Funds:
     Contributions                                    75           18           34
     Withdrawals                                    (119)         (63)         (69)
   Direct Accounts Opened                            115           34           57
   Direct Accounts Closed                         (1,495)        (460)        (228)
                                               ---------    ---------    ---------
   Net New Flows                                  (1,424)        (471)        (206)
                                               ---------    ---------    ---------


   Net Flows of Assets Under Management        $  (1,663)   $    (667)   $    (237)
                                               =========    =========    =========


 * The table above sets forth the total net flows of assets under management for the three months ended March 31, 2007, December 31, 2006 and March 31, 2006, respectively, which include changes in net flows of existing accounts and net new flows (net contributions to our publicly available funds and flows from new accounts minus closed accounts). The table excludes total capital appreciation or depreciation in assets under management with the exception of the amount attributable to withdrawals and closed accounts.